Monkey Tree Investment Limited

Suite 2514, 25/F, 1111 King’s Road,

Taikoo Shing, Hong Kong

September 30, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Eddie Kim
Cara Wirth
Patrick Kuhn
Angela Lumley

Re:	Monkey Tree Investment Limited (the “Company”) (CIK No. 0002070261)
Registration Statement on Form F-1, as amended
File No. 333-289637

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effectiveness at 5:00pm ET on September 30, 2025, or as soon as thereafter practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Monkey Tree Investment Limited

By:	/s/ Ricky Ling Fung Sung
Name:	Ricky Ling Fung Sung
Title:	Chairman of the Board, Executive Director and Chief Executive Officer